UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

salesforce.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79466L302

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79466L302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor Investment Management Inc. 94-3251915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 118,280

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 118,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) CO, IV

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor QP LP 94-3338164

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,111,475

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,111,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,111,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor LP 94-3251917

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 850,261

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 850,261

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,261

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor Institutional LP 94-3269315

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 244,765

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 244,765

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,765

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor Ventures LLC 94-3251916

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 413,298

	6.	Shared Voting Power 3,206,501

	7.	Sole Dispositive Power 413,298

	8.	Shared Dispositive Power 3,206,501

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,619,799

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Attractor Offshore Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 118,280

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 118,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Allison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,738,079

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,738,079

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,079

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gigi Brisson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,738,079

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,738,079

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,079

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer salesforce.com, inc.
	(b)	Address of Issuer’s Principal Executive Offices The Landmark @ One Market, Suite 300 San Francisco, CA 94105

Item 2.
(a)-(c)

This Schedule statement is being filed by Attractor Investor Management Inc., a Delaware corporation (“AIM”) whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010, Attractor QP LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, California 94010, Attractor LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, California 94010, Attractor Institutional LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010, Attractor Ventures LLC, a Delaware limited liability company (“Attractor Ventures”) whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010, Attractor Offshore Ltd., a British Virgin Islands international business company (“Attractor Offshore”) whose principal business office is located at 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, Harvey Allison, a United States citizen whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010 and Gigi Brisson, a United States citizen whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010.

AIM shares investment and voting control over the securities directly owned by Attractor Offshore.  Attractor Ventures is the general partner of Attractor QP LP, Attractor LP and Attractor Institutional LP.  Harvey Allison and Gigi Brisson are the sole directors of AIM and sole managing members of Attractor Ventures.

	(d)-(e)	This statement is being filed as to the Common Stock of salesforce.com, inc., CUSIP Number 79466L302.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Attractor Investment Management, Inc.
	(a)	Amount beneficially owned: 118,280
	(b)	Percent of class: 0.1%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 118,280
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 118,280

Attractor QP LP
(a)	Amount beneficially owned: 2,111,475
(b)	Percent of class: 2.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 2,111,475
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 2,111,475

Attractor LP
(a)	Amount beneficially owned: 850,261
(b)	Percent of class: 0.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 850,261
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 850,261

Attractor Institutional LP
(a)	Amount beneficially owned: 244,765
(b)	Percent of class: 0.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 244,765
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 244,765

Attractor Ventures LLC
(a)	Amount beneficially owned: 3,619,799
(b)	Percent of class: 3.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 413,298
	(ii)	Shared power to vote or to direct the vote 3,206,501
	(iii)	Sole power to dispose or to direct the disposition of 413,298
	(iv)	Shared power to dispose or to direct the disposition of 3,206,501

Attractor Offshore Ltd.
(a)	Amount beneficially owned: 118,280
(b)	Percent of class: 0.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 118,280
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 118,280

Harvey Allison
(a) Amount beneficially owned: 3,738,079
(b) Percent of class: 3.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 3,738,079
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 3,738,079

Gigi Brisson
(a) Amount beneficially owned: 3,738,079
(b) Percent of class: 3.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 3,738,079
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 3,738,079

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 13, 2005

HARVEY ALLISON		GIGI BRISSON

By:	/s/ Harvey Allison	By:	/s/ Gigi Brisson
	Harvey Allison		Gigi Brisson

ATTRACTOR VENTURES LLC		ATTRACTOR INVESTMENT MANAGEMENT INC.

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison, Managing Member		Harvey Allison, President

ATTRACTOR LP		ATTRACTOR INSTITUTIONAL LP

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison Managing Member of its General Partner Attractor Ventures LLC		Harvey Allison, Managing Member of its General Partner Attractor Ventures LLC

ATTRACTOR OFFSHORE LTD.		ATTRACTOR QP LP

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison President of its Investment Manager, Attractor Investment Management Inc.		Harvey Allison, Managing Member of its General Partner Attractor Ventures LLC